UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6089
H&R Block, Inc. 2000 Employee Stock Purchase Plan
(Full title of the Plan)
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Compensation Committee of the Board of Directors
of H&R Block, Inc. and the Participants of the
H&R Block, Inc. 2000 Employee Stock Purchase Plan
Kansas City, Missouri
We have audited the accompanying statement of financial position of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the “Plan”) as of June 30, 2008, and the related statement of income and changes in plan equity for the year ended June 30, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of June 30, 2008, and the results of its operations for the year ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Kansas City, Missouri
September 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Compensation Committee of the Board of Directors
of H&R Block, Inc. and the Participants of the
H&R Block, Inc. 2000 Employee Stock Purchase Plan:
We have audited the accompanying statement of financial position of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the Plan) as of June 30, 2007, and the related statements of income and changes in plan equity for each of the years in the two-year period ended June 30, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of June 30, 2007 and the results of its operations for each of the years in the two-year period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri
September 4, 2007

H& R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL POSITION
JUNE 30, 2008 AND 2007

June 30,	2008	2007

Assets - Cash	$28,668	$—

Liabilities – Payable to participants	28,668	—
Plan equity	—	—

Total liabilities & plan equity	$28,668	$—

The accompanying notes are an integral part of these financial statements.

H& R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED JUNE 30, 2008, 2007, AND 2006

Year Ended June 30,	2008	2007	2006
Participant contributions	$6,868,681	$9,091,602	$10,291,890

Participant withdrawals	(407,207)	(432,802)	(660,542)

Disbursement to purchase common stock of H&R Block, Inc.	(6,461,474)	(8,658,800)	(9,631,348)

Net additions	—	—	—

Plan equity at beginning of year	—	—	—

Plan equity at end of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008, 2007, and 2006
1.	Description of Plan

General

The following is a brief description of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the “Plan”). The Plan is designed to encourage and assist employees of the subsidiaries of H&R Block, Inc. (the “Company”) to acquire an equity interest in the Company through the purchase of shares of the Company’s common stock. For purposes of the Plan, a “Subsidiary” is any corporation or other entity in which the Company owns, directly or indirectly, stock possessing fifty percent or more of the total combined voting power of all classes of stock. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was adopted by the Board of Directors of the Company on June 28, 2000 and by the shareholders at its Annual Meeting on September 13, 2000.

Common stock for the Plan is issued directly from the Company’s authorized but unissued shares or treasury shares. The aggregate number of shares that may be issued under the Plan cannot exceed 12.0 million (adjusted effective August 22, 2005, for the effect of a two-for-one stock split of the Company’s common stock).

Eligibility

An employee of a participating subsidiary of the Company is eligible to participate in the Plan if the employee has been continuously employed by a participating subsidiary for at least twelve months. In addition, employees must be customarily employed at least 20 hours per week and at least five months in any calendar year.

Employees who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of the Company’s or any Subsidiary’s stock are not eligible to participate.

Each eligible employee may enroll in the Plan as of the first day of an Option Period during open enrollment, which ends at least 15 days prior to the commencement of such Option Period. The Option Periods are six-month periods beginning on July 1 and January 1 of each year and ending on December 31 and June 30 of each year, respectively.

Contributions

A Plan participant can contribute from 1% to 10% of the participant’s “compensation,” as such term is defined in the Plan, through after-tax payroll deductions during the Option Period. Participants may not increase or decrease their withholding percentage during an Option Period. In addition to these limits, a participant cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of shares (as determined in the case of each such share as of the first day of an Option Period) as set forth by Internal Revenue Code of 1986 (the “Code”) Section 423. The Company holds contributions until the end of the Option Period, at which point the Company issues shares for the contributions received. During the Plan years ended June 30, 2007 and 2006, contributions received in excess of the $25,000 limit were carried forward and applied to future option periods. During the Plan year which ended June 30, 2008 when Fidelity Management Trust Company (“Fidelity”) became the recordkeeper for the Plan, contributions received in excess of the $25,000 limit were refunded to participants as soon as administratively practicable. No interest is paid or accrued on the participants’ payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes.

Participant Withdrawals

A participant may not withdraw from the Plan at any time during an Option Period. A participant will continue to participate in the Plan unless the participant elects to withdraw during an open enrollment period. Participants who terminate their employment with the Company and its subsidiaries are not eligible to continue participation in the Plan. Upon termination of employment or death, any accumulated contributions during an Option Period are distributed to the employee or beneficiary, without interest, by the Company.

As of June 30, 2008, there was $28,668 due to participants who withdrew from the Plan; however such amounts were not paid to participants until after the Plan year.

Stock Purchase Provisions

On the first day of the Option Period (“Grant Date”), eligible employees are granted the option to purchase shares of the Company’s common stock. On the last day of the Option Period (“Purchase Date”), the Company issues common stock to the participants. The purchase price per share of common stock issued by the Company is 90% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date. Fair market value is determined using the closing price of the Company’s common stock as listed on the New York Stock Exchange. The fair value of the stock purchased for the years ended June 30, 2008, 2007, and 2006 was $7.2 million, $9.6 million, and $10.7 million, respectively. All shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.

Shares purchased pursuant to the Plan and purchase price per share for common stock during the two Option Periods is as follows:

		Shares	Purchase
For the year ended	Option Period	Purchased	Price

June 30, 2008	07/01/07 – 12/31/07	194,211	$16.71

	01/01/08 – 06/30/08	192,012	16.75

June 30, 2007	07/01/06 – 12/31/06	202,876	$20.74

	01/01/07 – 06/30/07	213,216	20.88

June 30, 2006	07/01/05 – 12/31/05	193,093	$22.10

	01/01/06 – 06/30/06	249,835	21.47

Plan Administration

The Plan is administered by the Company’s Board of Directors.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

Plan Termination

Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, the Board of Directors may elect to restrict the purchase of shares under the Plan during the Option Period in which the Plan was terminated. If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Disbursements to purchase common stock are recorded when common stock is allocated to participants at 90% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date. Cash represents contributions from participants who withdrew during the Plan year but were not paid to participants until after the Plan year-end.

3.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4.	Federal Income Tax Status

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

5.	Stock Split

On June 8, 2005, the Board of Directors declared a two-for-one stock split of the Company’s Common Stock in the form of a 100% stock distribution, effective August 22, 2005, to shareholders of record as of the close of business on August 1, 2005. All share and per share amounts have been adjusted to reflect the retroactive effect of the stock split for all periods presented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
H&R Block, Inc. 2000 Employee
Stock Purchase Plan
Jeffrey T. Brown
Vice President and
Corporate Controller
H&R Block, Inc.
September 29, 2008